UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GREY GLOBAL GROUP INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
      LIMITED DURATION CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 39787M 108
                                 39787M 207
-------------------------------------------------------------------------------
                               (CUSIP Number)

                           PAUL W. G. RICHARDSON
                           GROUP FINANCE DIRECTOR
                               WPP GROUP PLC
                               27 FARM STREET
                               LONDON WIJ 5RJ
                                  ENGLAND
                           (011 44) 20 7408 2204

                                  COPY TO:

                            PHILIP RICHTER, ESQ.
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 11, 2004
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.[ ]

CUSIP NO. 39787M 108 (COMMON STOCK)
------- ------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WPP Group plc; Abbey Merger Corporation
------- ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  _
                                                            (b)  X
------- ------------------------------------------------------------------------

3       SEC USE ONLY
------- ------------------------------------------------------------------------

4       SOURCE OF FUNDS
                                OO
------- ------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                       [ ]
------- ------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  England; Delaware
------------------- ------ -----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER
                           -----------------------------------------------------

                           -0-
                    ------ -----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           149,158 shares

                           50,000 shares (issuable upon exercise of exercisable stock options)

                    ------ -----------------------------------------------------
       EACH
    REPORTING       9      SOLE DISPOSITIVE POWER

                           -0-
                    ------ -----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           -0-
---------- -------- ------------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    149,158 shares
                    50,000 shares (issuable upon exercise of exercisable stock options)

---------- -------- ------------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                 [ ]
---------- -------- ------------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.8% (16.4%, including the 50,000 shares issuable upon exercise of options)

---------- -------- ------------------------------------------------------------
14
                    TYPE OF REPORTING PERSON
                         OO (public limited company); CO
---------- -------- ------------------------------------------------------------

CUSIP NO. 39787M 207 (CLASS B STOCK)
------- ------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WPP Group plc;
        Abbey Merger Corporation
------- ------------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) __
                                                            (b) X
------- ------------------------------------------------------------------------

3       SEC USE ONLY
------- ------------------------------------------------------------------------

4       SOURCE OF FUNDS
                                 OO
------- ------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                [ ]
------- ------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  England; Delaware
------------------- ------ -----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER


                           -0-
                    ------ -----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY

                           135,617 shares
                    ------ -----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING

                           -0-
                    ------ -----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH

                           -0-
---------- -------- ------------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



                    135,617 shares
---------- -------- ------------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                          [ ]
---------- -------- ------------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



                    59.0%
---------- -------- ------------------------------------------------------------

14                  TYPE OF REPORTING PERSON
                       OO (public limited company); CO
---------- -------- ------------------------------------------------------------

ITEM 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), and to shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock and Class B Stock being hereinafter collectively referred to as "Grey Common Stock"), of Grey Global Group Inc., a Delaware corporation (the "Company" or "Grey"). The address of Grey's principal executive offices is 777 Third Avenue, New York, New York 10017.

ITEM 2.   Identity and Background
          -----------------------

          This Schedule 13D is being filed by WPP Group plc, an English public limited company ("WPP"), and Abbey Merger Corporation, a wholly owned subsidiary of WPP ("Merger Sub"). WPP is a communications services company. Through its operating companies, it provides a comprehensive range of communications services, including advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, and healthcare and specialist communications. Merger Sub is a newly formed subsidiary of WPP, that has not conducted any business other than incident to the Merger Agreement and Voting Agreement described in Items 3, 4 and 6. The principal business address of WPP is 27 Farm Street, London WIJ 5RJ, England. The address of Merger Sub is c/o WPP, 125 Park Avenue, New York, New York 10017.

          The name, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive directors and non-executive directors of WPP and each of the directors and executive officers of Merger Sub is set forth on Annex I to this Schedule 13D.

          During the five years prior to the date hereof, neither WPP nor Merger Sub nor, to the best of WPP and Merger Sub's knowledge, any person named on Annex I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On September 11, 2004, WPP, Merger Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides that, subject to certain conditions, the Company will be merged with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation (the "Surviving Corporation"). In connection with the Merger Agreement, WPP and Merger Sub entered into a Voting Agreement, dated as of September 11, 2004, with Edward H. Meyer, a stockholder and Chairman and Chief Executive Officer of the Company (the "Voting Agreement"). By reason of WPP and Merger Sub's entering into the Voting Agreement with Mr. Meyer, they may be deemed to have acquired beneficial ownership of the shares of Grey Common Stock that are the subject of the Voting Agreement.

ITEM 4.  Purpose of Transaction
         ----------------------

          As noted in Item 3 above, on September 11, 2004, WPP, Merger Sub and the Company entered into the Merger Agreement. Under the terms of the Merger Agreement, subject to certain conditions, the Company will be merged with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of WPP.

          Pursuant to the Merger Agreement, each stockholder of Grey will have the right to elect to receive either $1,005 in cash or 21.746 American depositary shares of WPP (or, at the election of the stockholder, the five ordinary shares of WPP underlying each of WPP's American depository shares) for their shares of Grey Common Stock. These stockholder elections are subject to proration that is designed to ensure that 50% of the outstanding shares of Grey Common Stock will be exchanged for cash and 50% of the outstanding shares of Grey Common Stock will be exchanged for American depository shares of WPP (or the ordinary shares underlying these American depository shares). Following the effective time of the Merger, the Common Stock, which is currently registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and quoted on the Nasdaq National Market, will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and cease to be authorized to be quoted on the Nasdaq National Market. Completion of the Merger is subject to the satisfaction of a number of conditions, including the receipt of regulatory approvals and the adoption of the Merger Agreement by holders of not less than two thirds of the total voting power of the outstanding shares of Grey Common Stock and holders of not less than two thirds of the total number of outstanding shares of Grey Common Stock.

          In connection with the Merger Agreement, on September 11, 2004, WPP and Merger Sub entered into the Voting Agreement with Edward H. Meyer. Pursuant to the Voting Agreement, Mr. Meyer has agreed that, during the period from and including September 11, 2004 through and including the earliest to occur of (a) the approval and adoption of the Merger Agreement by the stockholders of the Company and (b) the termination of the Merger Agreement in accordance with its terms (the "Voting Period"), he will vote or execute consents (or cause to be voted or a consent to be executed) with respect to the Grey Subject Shares (as defined below) beneficially owned by him on the applicable record date, at any meeting or in connection with any proposed action by written consent of the stockholders of the Company, with respect to any of the following matters: (1) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (2) against (i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement or of Mr. Meyer contained in the Voting Agreement, (ii) any action, proposal, transaction or agreement involving the Company that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement, (iii) any Acquisition Proposal (as defined below) made prior to the termination of the Merger Agreement (other than by WPP) and (iv) any amendment to the Company's certificate of incorporation or by-laws.

          "Grey Subject Shares" means 149,518 shares of Common Stock and 135,617 shares of Class B Stock of which Mr. Meyer is the beneficial owner, 50,000 shares of Common Stock issuable upon the exercise of exercisable options to purchase shares of Common Stock held by Mr. Meyer (the "Meyer Options") and any other shares of Grey Common Stock over which Mr. Meyer acquires beneficial ownership after September 11, 2004. "Grey Subject Shares" does not include any shares of Grey Common Stock that may be beneficially owned by Mr. Meyer solely by reason of his membership on the committee responsible for the administration of the Company's Employee Stock Ownership Plan), such shares being expressly excluded from the terms of the Voting Agreement.

          "Acquisition Proposal" means any proposal or offer with respect to a tender offer or exchange offer, merger, reorganization, share exchange, consolidation or other business combination involving the Company and its subsidiaries or any proposal or offer to acquire in any manner an equity interest representing a 20% or greater economic or voting interest in the Company, or the assets, securities or ownership interests of or in the Company or any of its subsidiaries representing 20% or more of the consolidated assets of the Company and its subsidiaries, in each case other than the transactions contemplated by the Merger Agreement.

          In connection with the performance of Mr. Meyer's obligations under the Voting Agreement, Mr. Meyer irrevocably appointed WPP and any designee thereof as his proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period to the extent described above and agreed not to grant any other proxy, power of attorney or other authorization with respect to any shares of Grey Common Stock beneficially owned by him that is inconsistent with his obligations pursuant to the Voting Agreement described above. The power of attorney granted by Mr. Meyer is a durable power of attorney and will survive the bankruptcy, death or incapacity of Mr. Meyer. The proxy and power of attorney granted by Mr. Meyer pursuant to the Voting Agreement will terminate only upon the expiration of the Voting Period.

          Mr. Meyer also has agreed not to, during the Voting Period, (1) convert any Grey Subject Shares that are shares of Class B Stock into shares of Common Stock; (2) transfer any Grey Subject Shares (other than shares of Common Stock issued upon the exercise of Meyer Options), except for (i) transfers upon his death (but only if the transferee agrees to be bound by the Voting Agreement to the same extent as Mr. Meyer), (ii) transfers to certain permitted transferees who agree to be bound by the terms of the Voting Agreement, (iii) transfers in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligation arising from the exercise of any Meyer Options required under Mr. Meyer's employment agreement with the Company and WPP (as more fully described in Item 6 below), (iv) transfers of Grey Subject Shares by the Edward & Sandra Meyer Foundation Inc., or (v) the conversion of Grey Subject Shares into the right to receive merger consideration pursuant to the Merger Agreement; or (3) deposit any shares of Grey Common Stock beneficially owned by him in a voting trust or subject any of these shares to any arrangement or agreement with any person (other than WPP) with respect to the voting or the execution of consents with respect to these Shares that could restrict his ability to comply with and perform his covenants and obligations under the Voting Agreement.

          In addition, Mr. Meyer has agreed that, subject to certain exceptions, during the Voting Period, he will not (a) initiate, solicit or knowingly facilitate or encourage, or respond to, any inquiries with respect to, or the making, submission or reaffirmation of, any Acquisition Proposal; (b) engage in any discussions, negotiations or other communications relating to any Acquisition Proposal; or (c) furnish to any person, or provide any person with access to, any confidential information with respect to the Company, the Merger Agreement or any agreement entered into by WPP, the Company and /or Mr. Meyer. Additionally, Mr. Meyer has agreed to provide WPP with prompt written notice of his receipt of any Acquisition Proposal (including any reaffirmation of any Acquisition Proposal first made prior to the date of the Voting Agreement) or any request for non-public information and to promptly (and in any event within 24 hours) keep WPP informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal or request for non-public information. Furthermore, Mr. Meyer agreed not to exercise appraisal rights under applicable law in connection with the Merger.

          The Voting Agreement will terminate on the earliest to occur of
(i) the effective time of the Merger; (ii) the termination of the Merger Agreement in accordance with its terms; or (iii) the election of Mr. Meyer in his sole discretion to terminate the Voting Agreement promptly following any amendment of any term or provision of the original unamended Merger Agreement that reduces or changes the form of the consideration payable pursuant to the Merger Agreement or otherwise amends the Merger Agreement in a manner adverse to Mr. Meyer in a material respect.

          Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, the directors of the Company will submit their resignations and the directors of Merger Sub immediately prior to the effective time of the Merger will be the initial directors of the Surviving Corporation. Prior to the effective time of the Merger, WPP and Merger Sub will take all necessary action to elect or appoint the officers of the Company (other than those who WPP determines shall not remain as officers of the Surviving Corporation) immediately prior to the effective time of the Merger as officers of the Surviving Corporation. In addition, upon the effective time of the Merger, the certificate of incorporation and by-laws of Merger Sub will become the certificate of incorporation and by-laws of the Surviving Corporation.

          The summaries of the Merger Agreement and the Voting Agreement contained in Items 3, 4 and 6 are qualified in their entirety by reference to these agreements, copies of which are exhibits hereto and incorporated herein by reference.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As a result of the Voting Agreement, WPP and Merger Sub may be deemed to beneficially own 149,518 shares of Common Stock (plus 50,000 shares of Common Stock issuable upon the exercise of the Meyer Options) and 135,617 shares of Class B Stock, which represents approximately 12.8% (16.4%, including shares of Common Stock issuable upon the exercise of the Meyer Options) and 59.0%, respectively, of the shares of Common Stock and Class B Stock outstanding (based upon 1,162,631 shares of Common Stock and 229,737 shares of Class B Stock disclosed by the Company (in the Merger Agreement) to be issued and outstanding as of September 1, 2004). The shares of Common Stock and Class B Stock beneficially owned by Mr. Meyer which are subject to the Voting Agreement in the aggregate represent 43.5% of the total voting power of outstanding shares of Grey Common Stock and 20.5% of the total number of outstanding shares of Grey Common Stock (based upon 1,162,631 shares of Common Stock and 229,737 shares of Class B Stock disclosed by the Company (in the Merger Agreement) to be issued and outstanding as of September 1, 2004 and excluding the 50,000 share of Common Stock issuable upon the exercise of the Meyer Options). As noted in
Item 4, adoption of the Merger Agreement will require the approval of holders of not less than two thirds of the total voting power of the outstanding shares of Grey Common Stock and holders of not less than two thirds of the total number of outstanding share of Grey Common Stock.

          To the best of WPP and Merger Sub's knowledge, none of the persons listed on Annex I hereto beneficially owns any shares of Grey Common Stock.

          (b) WPP and Merger Sub may be deemed to share voting power with Mr. Meyer respect to the 149,518 shares of Common Stock, 50,000 shares of Common Stock issuable upon exercise of the Meyer Options and 135,617 shares of Class B Stock that are subject to the Voting Agreement.

          (c) Except as described above, neither WPP nor Merger Sub, nor, to the best of WPP and Merger Sub's knowledge, any of the persons listed on Annex I hereto has effected any transactions in the securities of the Company during the past sixty days.

          (d) and (e) Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

          As noted in Item 4 above, WPP and Merger Sub are party to the Merger Agreement with the Company and the Voting Agreement with Mr. Meyer. The description of the Voting Agreement and Merger Agreement contained in
Item 4 are incorporated by reference into this Item 6.

          The Merger Agreement contains the following additional provisions relating to the securities of Grey.

          Under the Merger Agreement (without the prior consent of WPP, which may not be unreasonably withheld or delayed), before the effective time of the Merger, Grey may not (a) issue, deliver, sell, pledge, dispose of or encumber any of its capital stock or options, convertible securities or other rights to acquire its capital stock, except for issuances of shares of Grey Common Stock in accordance with the terms of outstanding Grey options, Grey's outstanding 5% Contingent Convertible Subordinated Debentures due 2033 (the "5% Convertible Debentures") and outstanding shares of Class B Stock and permitted grants to employees of a limited number of Grey options and restricted shares; (b) declare or pay dividends or make distributions with respect to its shares of capital stock or options, convertible securities or other rights to acquire its capital stock other than regular quarterly cash dividends of no more than $1.00 per share of Grey Common Stock and distributions on the 5% Convertible Debentures in accordance with their terms; (c) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any of its shares of capital stock or options, convertible securities or other rights to acquire its capital stock, except acquisitions of restricted shares at original cost pursuant to the terms of Grey's existing stock plan and as required by the terms of any employment agreement; or (d) take any action to cause the shares of Common Stock to cease to be listed on the Nasdaq National Market

          In general, and subject to certain exceptions, Grey has agreed not to, and is required to use its reasonable best efforts to cause its employees, agents and representatives not to, initiate, solicit or knowingly encourage or facilitate any inquiries or the making, submission or reaffirmation of any Acquisition Proposal or engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to an Acquisition Proposal. In addition, neither Grey nor its Board of Directors may, subject to certain exceptions, recommend to the Grey Stockholders any Acquisition Proposal or approve or enter into any agreement with respect to an Acquisition Proposal.

          If, however, Grey receives an unsolicited bona fide written Acquisition Proposal prior to adoption of the Merger Agreement by Grey's stockholders, it may, in general, engage in discussions or negotiations with, and furnish confidential information to, the party that made the Acquisition Proposal, if (a) Grey's Board of Directors determines in its good faith judgment that doing so is necessary in order for the Board of Directors to comply with its fiduciary duties and that the Acquisition Proposal will result in, or could reasonably be expected to constitute or result in, a Superior Proposal (defined below) from the party that made the Acquisition Proposal and (b) Grey promptly notifies WPP no later than 24 hours after taking these actions.

          In general, if prior to adoption of the Merger Agreement by Grey's stockholders, Grey's Board of Directors determines in good faith, in response to a bona fide written Acquisition Proposal that was unsolicited and did not result from a breach of Section 6.5(a) of the Merger Agreement, that the Acquisition Proposal is a Superior Proposal and that terminating the Merger Agreement to accept the Superior Proposal and/or recommending the Superior Proposal to the Grey stockholders is necessary in order for the Board of Directors to comply with its fiduciary duties, Grey may terminate the Agreement concurrently with its payment to WPP of a termination fee of $56 million and/or recommend the Superior Proposal to the Grey stockholders. Grey must, however, give WPP at least three business days' notice (and negotiate with WPP to make adjustments to the Merger Agreement) before terminating the Merger Agreement or recommending a Superior Proposal.

          A "Superior Proposal" is an Acquisition Proposal that is reasonably capable of being consummated, taking into account all legal, financial, regulatory, timing, and similar aspects of, and conditions to, the proposal, the likelihood of obtaining necessary financing and the person making the proposal; and, if consummated, would result in a transaction more favorable to Grey's stockholders from a financial point of view than the Merger (after giving effect to any adjustments to the terms of Merger committed to in writing by WPP in response to the Acquisition Proposal).

          Grey's Board of Directors is, in general, required to recommend that the Grey stockholders vote in favor of the adoption of the Merger Agreement, unless Grey's Board of Directors determines in its good faith judgment that not making this recommendation is necessary in order for the Board of Directors to comply with its fiduciary duties.

          Under the Merger Agreement, the Grey Board of Directors (or an appropriate committee of the Board) is, generally, required to take all action necessary so that (a) all Grey stock options held by a person whose primary place of residence or employment with Grey is in Europe will, upon the effective time of the Merger, become options to acquire WPP ordinary shares and all other Grey stock options will, upon the effective time of the Merger, become options to acquire WPP American depositary shares, but, in each case, except as described below, remain subject to the same terms and conditions (including vesting terms) applicable to the stock option immediately prior to the effective time of the Merger; (b) all Grey restricted shares outstanding immediately prior to the effective time of the Merger will, upon the effective time of the Merger, be converted into the right to receive the cash or stock merger consideration (depending on the election of the holder of the restricted share and subject to the proration mechanism described above in Item 4), but, except as described below, any cash or WPP American depository shares (or, at the election of the holder, the WPP ordinary shares underlying the WPP American depository shares) payable or issuable for a restricted share will remain subject to the same terms (including vesting terms) as applicable to the restricted share in respect of which the cash is payable or the shares are issued, and also any cash payable for a restricted share will be payable together with simple annual interest at a rate of two percent per annum on this cash amount accruing from the effective time of the merger until the vesting restrictions applicable to the restricted share lapse; and (c) all shares of Grey Common Stock in a participant's stock accumulated account in Grey's 1998 Senior Management Incentive Plan or 2003 Senior Management Incentive Plan (the "SMIPs") of a participant whose primary place of residence or employment with Grey is in Europe will, upon the effective time of the Merger, become WPP ordinary shares and all shares of Grey Common Stock in any other participant's stock accumulated account will, upon the effective time of the Merger, become WPP American depositary shares, but, in each case, except as described below, remain subject to the same terms and conditions (including vesting terms) applicable to the participant's stock accumulated account immediately prior to the effective time of the Merger.

          WPP agreed to permit Grey's Board of Directors (or an appropriate committee of the Board) to take all action necessary so that, in the event that an employee's employment with Grey or its subsidiaries is involuntarily terminated without cause after the effective time of the Merger or an employee terminates his or her employment with Grey or its subsidiaries for good reason after the effective time of the Merger, (a) any Grey stock options held by the employee that were converted into options to acquire WPP ordinary shares or WPP American depository shares in the Merger will become vested and exercisable upon such termination; (b) any restricted shares held by the employee that were converted into cash and/or stock consideration in the Merger will become vested and paid (with accrued interest) and/or issued upon such termination; and (c) any contingent account of an employee that is a participant in the SMIPs will become a vested account upon such termination.

          Furthermore, under the Merger Agreement, WPP is required to take all action as is required under Section 11.11 of the Indenture, dated as of October 28, 2003 (the "Indenture"), between Grey and American Stock Transfer & Trust Company, as trustee, relating to Grey's 5% Convertible Debentures, to establish the right of holders of the 5% Convertible Debentures to convert the 5% Convertible Debentures (to the extent otherwise convertible after the effective time of the Merger pursuant to the terms of the Indenture) into the amount of cash and/or WPP American depository shares paid and/or issued for a number of shares of Common Stock for which a holder did not make a cash or stock election that is equal to the number of shares of Common Stock into which the 5% Convertible Debenture would have been convertible absent completion of the Merger. Additionally, Grey has agreed to use its reasonable best efforts to cooperate with WPP, to the extent requested by WPP between the date of the Merger Agreement and the effective time of the Merger, to conduct and complete a consent solicitation, tender offer of other transaction relating to the 5% Convertible Debentures, in each case as directed by WPP. The effectiveness of any such transaction will be conditioned on the completion of the Merger and will terminate if the Merger Agreement is terminated in accordance with its terms.

          In addition, in connection with the Merger Agreement, on September 11, 2004, WPP and the Company entered into an Employment Agreement with Edward H. Meyer (the "New Employment Agreement"), pursuant to which Mr. Meyer has agreed to exercise some or all of the Meyer Options if the effective time of the Merger will not occur until 2005 and to the extent sufficient to eliminate any "excess parachute payments" that he would have otherwise received in connection with the Merger. The foregoing summary of the New Employment Agreement is qualified in its entirety by reference to this agreement, a copy of which is an exhibit hereto and incorporated herein by reference.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

          Exhibit 1 --   Agreement and Plan of Merger, dated as of
                         September 11, 2004, among WPP Group plc, Abbey
                         Merger Corporation and Grey Global Group Inc.
                         (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Grey on
                         September 13, 2004).

          Exhibit 2 --   Voting Agreement, dated as of September 11, 2004,
                         among WPP Group plc, Abbey Merger Corporation and
                         Mr. Edward H. Meyer (incorporated by reference to
                         Exhibit 99.3 of the Current Report on Form 8-K filed by Grey on September 13, 2004).

          Exhibit 3 --   Employment Agreement, dated as of September 11,
                         2004, by and among Edward H. Meyer, Grey Global
                         Group Inc. and WPP Group plc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Grey on September 13, 2004).

          Exhibit 4 --   Joint Filing Agreement, dated as of September 21,
                         2004, between WPP Group plc. and Abbey Merger
                         Corporation

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            WPP GROUP PLC


                                            By:  /s/ Paul Richardson
                                               ---------------------------------
                                               Name:  Paul Richardson
                                               Title: Group Finance Director



                                            ABBEY MERGER CORPORATION


                                            By:  /s/ Paul Richardson
                                               ---------------------------------
                                               Name:  Paul Richardson
                                               Title: President



Dated:  September 21, 2004

                                  Annex I



The name, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive directors and non-executive directors of WPP and each of the directors and executive officers of Merger Sub is set forth below.

Name                            Business Address            Citizenship              Principal Occupation
----                            ----------------            -----------              --------------------

Non-Executive
-------------
Directors--WPP
--------------

Philip Lader                    WPP                         United States            Non-executive Chairman, WPP
                                27 Farm Street
                                London WIJ 5RJ
                                England

Jeremy Bullmore                 Market Research Society     United Kingdom           President, Market Research
                                15 Northburgh Street                                 Society, a membership
                                London EC1V 0JR                                      organization for professional
                                                                                     researchers

Esther Dyson                    CNET Networks, Inc.         United States            Editor-at-Large, CNET Networks,
                                235 Second Street                                    Inc., a global interactive
                                San Francisco, CA 94105                              content company

Orit Gadiesh                    Bain & Company, Inc.        United States            Chairman of Bain & Company,
                                3 Times Square                                       Inc., a business consulting firm
                                New York, NY 10036

John Jackson                    Mishcon de Reya             United Kingdom           Non-Solicitor Chairman of
                                Summit House                                         Mishcon de Reya, a law firm
                                12 Red Lion Square
                                London WC1R 4QD

David Komansky                  717 Fifth Avenue            United States            Retired Chairman of the Board
                                8th Floor                                            and Chief Executive Officer of
                                New York                                             Merrill Lynch & Co., Inc., a
                                NY 10022                                             financial services company

Christopher Mackenzie           Brunswick Asset Management  United Kingdom           Chief Executive of Equilibrium,
                                16-20 Ely Place                                      a financial advisory
                                London EC1N 6SN                                      partnership, and Executive
                                                                                     Chairman of Brunswick Capital,
                                                                                     an investment bank and
                                                                                     financial services group

Stanley (Bud) Morten            c/o Morten Paper and        United States            Consultant and Private Investor
                                Metal Inc.
                                3008 W.
                                Montrose Ave.
                                Chicago, IL 60618

Koichiro Naganuma               Asatsu-DK Inc.              Japan                    President and Group Chief
                                16-12 Ginza 7-Chome                                  Operating Officer of Asatsu-DK
                                Chuo-Ku                                              Inc., an advertising and
                                Tokyo 104-8172                                       communications company

John Quelch                     Harvard Business School     United States            Senior Associate Dean and
                                Soldiers Field                                       Lincoln Filene Professor of
                                Boston, MA  02163                                    Business Administration at
                                                                                     Harvard Business School

Paul Spencer                    Goshavk Insurance           United Kingdom           Financier
                                Holdings plc
                                38 St Mary Axe
                                London
                                EC3A 8EX


Executive Directors--
---------------------
WPP
---

Sir Martin Sorrell              WPP                         United Kingdom           Group Chief Executive, WPP
                                27 Farm Street
                                London WIJ 5RJ
                                England

Paul Richardson                 WPP                         United Kingdom           Group Finance Director, WPP
                                27 Farm Street                                       President and Secretary, Merger
                                London WIJ 5RJ                                       Sub
                                England

Beth Axelrod                    WPP Group USA Inc.          United States            Chief Talent Officer, WPP
                                125 Park Avenue
                                New York, NY 10017

Howard Paster                   WPP Group USA Inc.          United States            Executive Vice President,
                                125 Park Avenue                                      Public Relations &
                                New York, NY 10017                                   Public Affairs, WPP




Directors and Executive
-----------------------
Officers--Merger Sub
--------------------

Paul Richardson                 WPP                         United Kingdom           Group Finance Director, WPP
                                27 Farm Street
                                London WIJ 5RJ
                                England

Matthew Schetlick               WPP Group USA Inc.          United States            Senior Vice President,
                                125 Park Avenue                                      Corporate Development, WPP
                                New York, NY 10017





                               EXHIBIT INDEX

          Exhibit 1 --   Agreement and Plan of Merger, dated as of
                         September 11, 2004, among WPP Group plc, Abbey
                         Merger Corporation and Grey Global Group Inc.
                         (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Grey on
                         September 13, 2004).

          Exhibit 2 --   Voting Agreement, dated as of September 11, 2004,
                         among WPP Group plc, Abbey Merger Corporation and
                         Mr. Edward H. Meyer (incorporated by reference to
                         Exhibit 99.3 of the Current Report on Form 8-K filed by Grey on September 13, 2004).

          Exhibit 3 --   Employment Agreement, dated as of September 11,
                         2004, by and among Edward H. Meyer, Grey Global
                         Group Inc. and WPP Group plc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Grey on September 13, 2004).

          Exhibit 4 --   Joint Filing Agreement, dated as of September 21,
                         2004, between WPP Group plc. and Abbey Merger
                         Corporation